Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006
Consolidated earnings (loss)	$192,339	$175,989	$125,300	$132,673	$(20,825)
Consolidated fixed charges	166,128	134,096	126,523	106,045	90,472

Ratio of consolidated earnings to fixed charges	1.2x	1.3x	1.0x	1.3x	N/M
Deficiency	—	—	—	—	111,297

Calculation of consolidated earnings (loss):
Consolidated income (loss) from continuing operations before income tax	$26,211	$41,893	$(1,223)	$26,628	$(111,297)
Consolidated fixed charges	166,128	134,096	126,523	106,045	90,472

Consolidated earnings (loss)	$192,339	$175,989	$125,300	$132,673	$(20,825)

Calculation of fixed charges:
Interest expense	$2,945	$4,235	$6,070	$6,335	$3,791
Estimated interest component of rent expense	163,083	129,731	120,186	99,243	86,108
Amortization of debt discounts / premium	—	—	34	49	191
Amortization of capitalized deferred finance costs	100	130	233	418	382
Fixed charges	$166,128	$134,096	$126,523	$106,045	$90,472